Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

PORTIONS OF THIS LETTER HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT made in accordance with 17 C.F.R. § 200.83 AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKs [***] TO DENOTE WHERE OMISSIONS HAVE BEEN MADE, which OMISSIONS have been SUPPLEMENTALLY SUBMITTED UNDER SEPARATE COVER TO THE sec.

Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

August 8, 2014

United States Securities and Exchange Commission

Divison of Corporate Finance

Washington, DC 20549

Re:	Eyegate Pharmaceuticals, Inc.
Registration Statement on Form S-1
Submitted July 30, 2014
File No. 333-197725

Ladies and Gentlemen:

This letter (this “Letter”) is sent by Eyegate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”) in response to the comments (each, a “Comment”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter dated August 5, 2014 from Jeffrey P. Riedler, Assistant Director of the SEC, regarding the Company’s Registration Statement on Form S-1, as filed with the SEC on July 30, 2014 (the “Form S-1”).

Set forth below are responses to the numbered Comments contained in the Comment Letter. For your convenience, each response of the Company (each a “Response”) follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Response, the Company has filed an Amendment No. 1 to the Form S-1 with the SEC (the “Amended Form S-1”), which is an updated version of the Form S-1.

Risk Factors

If clinical trials of the EGP-437 Combination Product . . ., page 15

1.	We note in your response to comment 1 in our letter dated July 15, 2014 that you do not plan on submitting the protocols for your second confirmatory Phase 3 clinical trial and your separate safety study of the EGP-437 Combination Product to the FDA at any time prior to the completion of this offering. Please clarify if you plan to submit these protocols to the FDA at any time prior to the commencement of these clinical trials.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

EG-A1-1

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the disclosure on pages 15 and 16 of the Amended Form S-1 to clarify that while the Company does not intend to submit its second confirmatory Phase 3 clinical trial or its separate safety study of the EGP-437 Combination Product to the FDA for review prior to completion of the offering, it does intend submit these protocols to the FDA prior to the commencement of both clinical trials.

Capitalization, page 45

2.	We acknowledge your revisions and response to comment 1 in our letter dated July 16, 2014 and have the following additional comments:

•	It appears that you have not removed the third bullet of the lead paragraph that was combined with the second bullet. Please revise.

•	Please explain to us what the accrued liabilities line item represents and why it is part of total capitalization.

•	Refer to your disclosure of the number of pro forma shares issued and outstanding shares totaling 60,920,461. The increase of 58,895,114 does not appear to agree with the number of shares disclosed in the lead paragraph to reflect the conversion and issuance of shares. Please revise and adjust the pro forma common stock dollar amount here and in Summary Financial Data, as appropriate.

•	The pro forma additional paid-in capital amount of $828,330 appears incorrect and does not agree with the corresponding dollar amount in Summary Financial Data. Please revise to eliminate all inconsistencies.

•	Please tell us how the convertible notes are reflected in the pro forma capitalization table.

Response of the Company:

The Company acknowledges the Staff’s Comment and has updated the “Capitalization” section of the Amended Form S-1:

•	To remove the third bullet of the lead paragraph;

•	To state “Accrued interest (included in accrued liabilities)” and to present only the accrued interest related to the convertible notes;

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

EG-A1-2

•	To revise the pro forma shares issued and outstanding to reflect the conversion and the issuance of shares and revise the pro forma common stock amounts contained on this page of the Amended Form S-1 and in the Summary Financial Data, as appropriate;

•	To revise its disclosure of the pro forma additional paid-in capital and corresponding amount in Summary Financial Data; and

•	To revise its disclosure to reflect the conversion of the convertible notes and accrued interest which is now included in the pro forma additional paid-in capital total. The common stock par value adjustment has not been reflected as the number of shares of the Company’s common stock to be issued will be determined by its initial public offering price.

Consolidated Financial Statements

Consolidated Statements of Convertible Preferred Stock Non-Controlling Interests and Stockholders’ Deficit, page F-6

3.	We are considering your response and revisions to comment 5 in our letter dated July 16, 2014 and we have the following additional comments:

•	Refer to your response to bullet 3. Please tell us where the proceeds from the sale of subsidiary shares in 2009 for proceeds of $2,475,659 on December 9, 2009 and $205,683 in February 2010 are located on page F-8 of the financial statements.

•	Please refer to your schedule of non-controlling interests in response to bullet 5.
o	It appears that the amounts shown as gain to parent in your schedule is inconsistent with the gains disclosed in Note 9 and the amounts recorded in additional paid-in capital in the consolidated financial statement. Also, the amounts paid for each investment appear to be inconsistent as well. Please reconcile the various amounts in your schedule with the corresponding amounts disclosed in Note 9 and the amounts disclosed in the consolidated financial statement.

o	In addition, please explain to us how you calculated the previous ownership amounts in your minority interest calculation schedule.

o	Please revise your roll-forward schedule as necessary.

Response of the Company:

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

EG-A1-3

The Company acknowledges the Staff’s Comment and has revised the Amended Form S-1 as follows:

•	The proceeds from the sale of common shares (“S.A.S. Common Shares”) of the Company’s subsidiary, EyeGate Pharma S.A.S. (“EyeGate S.A.S.), on December 9, 2009 of $2,475,659 are recorded in non-controlling interest net of the gain to parent under the caption “Issuance of stock by subsidiary (at $1.22 per share)”. The proceeds from the February 2010 sale of S.A.S. Common Shares of $205,683 is combined with the proceeds from the June 14, 2010 sale of S.A.S. Common Shares of $1,235,958 (total $1,441,641) and is recorded in non-controlling interests less the gain to parent under the caption “Issuance of stock by subsidiary (at $1.22 per share)”. See the Non-Controlling Interest schedule attached hereto as Exhibit A for the computation of the gain to parent for the transactions noted.

•	The Company has revised its disclosure and the schedule of non-controlling interests to reconcile the various amounts paid for each investment and the amounts recorded in additional paid-in capital in the consolidated financial statement and the corresponding amounts in Note 9. The Company has determined that differences noted in the non-controlling interest schedule are immaterial to the consolidated financial statements.

•	The Company has revised its schedule of non-controlling interests to present the computation of the previous ownership amounts. In computing the net book value prior to the next investment received, the ending net book value from the preceding year plus the net income or loss of EyeGate S.A.S. through the date of the investment is included to arrive at the net book value used in determining the additional amount purchased which is then compared to the proceeds received resulting in a computed gain to the parent.

•	The Company has revised its non-controlling interest roll-forward schedule as necessary to reflect the computation and related disclosure amounts in Note 9 on page F-22 of the Amended Form S-1 and the corresponding amounts on Page F-8 of the Amended Form S-1.

The Company acknowledges that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

EG-A1-4

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-9043 or our attorney, J. Fraser Collin, at (617) 345-3791. Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

EG-A1-5

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc: J. Fraser Collin, Esq., Burns & Levinson LLP

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

EG-A1-6

Exhibit A

[***]

Confidential Treatment Requested by Eyegate Pharmaceuticals, Inc.

EG-A1-7